UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2025

Commission file number: 333-255462

HOLD ME LTD.

(Translation of registrant’s name into English)

30 Golomb Street
Ness Ziyona, Israel 7401337

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Hold Me Ltd. (the “Company”) issued a press release on July 24, 2025 regarding the execution of a binding letter of intent to acquire Synthetic Darwin LLC, a U.S. based artificial intelligence company. The parties mutually determined not to proceed with the proposed transaction. Neither the Company nor the proposed target have any claims or unresolved disputes between them as a result of such termination.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2025	HOLD ME LTD.

	By:	/s/ Menachem Shalom
	Name:	Menachem Shalom
	Title:	Chief Executive Officer

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